Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 March 30, 2007

$
Buffered Return Enhanced Notes due April 16, 2008
Linked to the Dow Jones EURO STOXX 50® Index
Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek a return of two times the appreciation of the Dow Jones EURO STOXX 50® Index up to a maximum total return on the Notes of 14.70% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing April 16, 2008†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about April 5, 2007 and are expected to issue on or about April 11, 2007.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones EURO STOXX 50® Index (the “Index”) (Bloomberg ticker symbol “SX5E <Index>“)

Upside Leverage Factor:	2

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 14.70%.

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by two, subject to a maximum return on the Notes of 14.70%. For example, if the index return is 7.35% or more, you will receive the maximum return on the Note of 14.70%, which entitles you to the maximum payment of $1,147 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x 2)]

Your principal is protected against up to a 10% decline of the Index at maturity. If the final level declines from the initial level by up to 10%, you will receive the principal amount of your Notes at maturity.

If the final level declines from the initial level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Index Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the final level declines from the initial level by more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the Index closing level on the pricing date.

Final Level:	The arithmetic average of the Index closing levels on each of the five final averaging dates.

Averaging Dates:	April 7, 2008†, April 8, 2008†, April 9, 2008†, April 10, 2008† and April 11, 2008† (the “final averaging date”)

Maturity Date:	April 16, 2008†

Business Day Convention:	Modified following

Calculation Agent:	Barclays Bank PLC

Settlement:	DTC; global notes

CUSIP/ISIN:	06738CM63 and US06738CM638

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust or other fee-based accounts, who is not being charged the full selling concession or fee by other dealers, of approximately %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 4,128.20 and a maximum return on the Notes of 14.70%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
6,398.71	55.00%	$1,147.00	14.70%
5,985.89	45.00%	$1,147.00	14.70%
5,573.07	35.00%	$1,147.00	14.70%
5,160.25	25.00%	$1,147.00	14.70%
4,747.43	15.00%	$1,147.00	14.70%
4,644.23	12.50%	$1,147.00	14.70%
4,541.02	10.00%	$1,147.00	14.70%
4,437.82	7.50%	$1,147.00	14.70%
4,334.61	5.00%	$1,100.00	10.00%
4,231.41	2.50%	$1,050.00	5.00%
4,128.20	0.00%	$1,000.00	0.00%
3,921.79	-5.00%	$1,000.00	0.00%
3,715.38	-10.00%	$1,000.00	0.00%
3,302.56	-20.00%	$988.90	-11.11%
2,889.74	-30.00%	$877.80	-22.22%

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Final Level	Index Return	Payment at Maturity	Total Return on the Notes
2,476.92	-40.00%	$766.70	-33.33%
2,064.10	-50.00%	$655.60	-44.44%
1,651.28	-60.00%	$544.40	-55.56%
1,238.46	-70.00%	$433.30	-66.67%
825.64	-80.00%	$322.20	-77.78%
412.82	-90.00%	$211.10	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 4,128.20 to a final level of 4,417.17.

Because the final level of 4,417.17 is greater than the initial level of 4,128.20 and the index return of 7.00% multiplied by 2 does not exceed the hypothetical maximum return of 14.70%, the investor receives a payment at maturity of $1,140 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (7.00% x 2)] = $1,140.00

Example 2: The level of the Index decreases from the initial level of 4,128.20 to a final level of 3,882.76.

Because the final level of 3,882.76 is less than the initial level of 4,128.20 by not more than the buffer percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 4,128.20 to a final level of 4747.43.

Because the index return of 15.00% multiplied by 2 exceeds the hypothetical maximum return of 14.70%, the investor receives a payment at maturity of $1,147 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The level of the Index decreases from the initial level of 4,128.20 to a final level of 3,302.56.

Because the final level of 3,302.56 is less than the initial level of 4,128.20 by more than the buffer percentage of 10%, the index return is negative and the investor will receive a payment at maturity of $988.90 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $988.90

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by two, up to the maximum return on the Notes of 14.70%, or $1,147 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the pricing date and will not be less than 14.70%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 10%. If the final level declines by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%.

•

Diversification Among European Equities of the Dow Jones EURO STOXX 50® Index—The Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this pricing supplement. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

This free writing prospectus has not been reviewed by our special tax counsel, Cadwalader, Wickersham & Taft LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final level beyond the 10% buffer percentage as compared to the initial level.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 14.70%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the Euro; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

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Description of the Reference Asset

We have derived all information regarding the Index, including, without limitation, its makeup, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”). The Index is calculated, maintained and published by STOXX. We make no representation or warranty as to the accuracy or completeness of such information.

The Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Index began on February 26, 1998, based on an initial Index value of 1,000 at December 31, 1991. The Index is published in The Wall Street Journal and disseminated on the STOXX website: www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Index and updates these weightings at the end of each quarter. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Index Composition and Maintenance

The Index is composed of 50 component stocks of market sector leaders from within the Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Index. A current list of the issuers that comprise the Index is available on the STOXX website: www.stoxx.com.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The Index is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	free float market capitalization of the Index	X 1,000
adjusted base date market capitalization of the Index

The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Index is being calculated. The Index is also subject to a divisor, which is adjusted to maintain the continuity of Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

Corporate Action	Adjusted Price Equals	New Number of Shares Equals	Divisor

Split and reverse split	closing price * A/B	old number of shares * B/A	no change

Rights offering	(closing price * A + subscription price * B) / A + B)	old number of shares * (A + B) / A	increases

stock dividend	closing price * A / (A + B)	old number of shares * (A + B) / A	no change

Stock dividend of another company	(closing price * A – closing price of other company * B) / A		decreases

Return of capital and share consideration	(closing price – dividend announced by company * (1-withholding tax)) * A / B	old number of shares * B / A	decreases

Repurchase shares / self tender	((price before tender * old number of shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)	old number of shares – number of tendered shares	decreases

Spin-off	(closing price * A – price of spun-off shares * B) / A		decreases

Combination stock distribution (dividend or split) and rights offering (assumes shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to other):

(closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))

If stock distribution is applicable after rights (one action applicable to other):

(closing price * A + subscription price * C) / ((A + C) * (1 + B / A))

If rights are applicable after stock distribution (one action applicable to other):

old number of shares * ((A + B) * (1 + C / A)) / A

If stock distribution is applicable after rights (one action applicable to other):

old number of shares * ((A + C) * (1 + B / A))

increases
	Stock Distribution and rights (neither action is applicable to the other): (closing price * A + subscription price * C) / ((A + B + C)	Stock Distribution and rights (neither action is applicable to the other): old number of shares * (A + B + C) / A

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License Agreement

We have entered into a non-exclusive license agreement with STOXX whereby we, in exchange for a fee, are permitted to use the Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this pricing supplement:

STOXX and Dow Jones & Company, Inc. (“Dow Jones”) have no relationship to Barclays Bank PLC, other than the licensing of the Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Index and the data included in Index;

•	The accuracy or completeness of the Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Index or its data;

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

The Index is proprietary and copyrighted material. The Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 5, 2002 through March 28, 2007. The Index closing level on March 28, 2007 was 4,128.20.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the fourth business day following the pricing date (this settlement cycle being referred to as “T+4”). See “Plan of Distribution” in the prospectus supplement.

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